

March 2, 2012

Via E-mail
Mr. Jun Wang
Chief Executive Officer
SmartHeat Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

> **Re:** **SmartHeat Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
> **Filed November 8, 2011**
> **File No. 1-34246**

Dear Mr. Wang:

We have reviewed your response letter dated February 3, 2012 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 32

General

1.   We refer to your response to our prior comment 1. We note your statement that you believe your lack of U.S. GAAP expertise may be an internal control deficiency, but not one that gives rise to a material weakness. However, it appears to us that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Financial Officer, Financial Managers, Accountant, Internal Auditing Manager and Internal Auditing Director do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that all of those listed above do not hold a license such as Certified Public Accountant in the U.S., have not attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP, and in fact, you acknowledge that all of the above mentioned individuals "have limited experience in preparing financial statements in accordance with U.S. GAAP."

The fact that you hired a consultant to assist you in your preparation of U.S. GAAP financial statements is further support that your accounting department does not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with

U.S. GAAP. In fact, we do not believe the compilation of the U.S. GAAP financial statements by a U.S. CPA is adequate to mitigate the limitations of your internal accounting department since the U.S. CPA is not involved in the day-to-day operations of the Company including the maintenance of your underlying books and records. Rather, the U.S. CPA is only involved in the compilation of your financial statements. Further, we do not believe the involvement of your internal audit department or engagement of a consulting firm to assist in the development of an internal audit plan would mitigate the limitations of your accounting department.

Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 28

2.	We note in your response to prior comment 2 you stated that "we did not perform an impairment analysis of our inventory at each interim balance sheet date in fiscal 2011 because we did not have any contract cancellations during the quarterly periods ending March 31, 2011 and June 30, 2011. Our first contract cancellations occurred near the end of the quarterly period ending September 30, 2011." However, in your MD&A for the quarterly period ended June 30, 2011, you disclosed that "the decrease in sales was primarily due to tightened fiscal policy in China, which has contributed to a general slowdown in many sectors of the Chinese economy and caused a decrease in sales of our PHE Units and PHEs. Most of our customers are state-owned enterprises that encountered difficulties in obtaining grants from the PRC government and faced an extended bank loan application process, both of which typically are used to finance the purchase of our products, which resulted in an unexpected cancellation of orders and delays in the performance of PHE Unit and PHE contracts." Additionally, you provided similar disclosures in your MD&A for the quarter ended March 31, 2011 with respect to cancelled orders. Given your disclosures, it appears to us that you had contract cancellations prior to September 30, 2011. In this regard, please more fully explain to us how you determined that no impairments were required to be recorded during the periods ended March 31, 2011, June 30, 2011 and September 30, 2011. Also, please tell us the current status of the impairment analysis you are performing, including the amount of any impairment that you expect to record during the period ended December 31, 2011.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Robert Newman, Esq.
        Newman & Morrison LLP